Exhibit 1

Westpac GROUP

ASX Release

Level 18, 275 Kent Street
Sydney, NSW, 2000

20 AUGUST 2020

WESTPAC ACKNOWLEDGES PROCEEDINGS COMMENCED BY ASIC

Westpac Group acknowledges the commencement of civil proceedings by the Australian Securities and Investments Commission (ASIC) against two entities in the Group, BT Funds Management Limited (BTFM) and Asgard Capital Management Limited (ACML), in relation to an issue that was a case study at the Financial Services Royal Commission.

The allegations concern the inadvertent charging of financial adviser fees to 404 customers totaling $130,006 after a request had been made to remove the financial adviser from the customers' accounts.

The issue was self-reported to ASIC in July 2017 and customers have been contacted and remediated.

ASIC alleges that the account statements provided to those customers were misleading and that BTFM and ACML failed to ensure services were provided in accordance with their license obligations.

BTFM and ACML accept the allegations made and do not intend to defend the proceedings. BTFM and ACML will make submissions on the appropriate penalty in due course.

BTFM and ACML apologise that these errors occurred and will work with ASIC to resolve the proceedings as quickly as possible.

For further information:

Lisa Parrett
Senior Manager Media Relations
0432 933 796

Andrew Bowden
Head of Investor Relations
0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.

WESTPAC BANKING CORPORATION ABN 33 007 457 141